# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ICECURE MEDICAL LTD., CIK 0001584371
CUSIP: M53071136
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 7 Ha Eshel Street, P.O. Box 3163, Caesarea, Israel (L3), 3079504
Date of event which requires filing of this statement: 12/23/2024
Filed by CIK 0002067600
Persons authorized to receive notices and communications: Li Haixiang, Ste 7013, 70F Two IFC, 8 Finance St, Hong Kong, Hong Kong (K3), 518000, 852 2385-8822

## Reporting persons
- Epoch Partner Investments Limited (CIK 0001912513): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 25,846,597; sole dispositive power 0; shared dispositive power 25,846,597; aggregate amount beneficially owned 25,846,597 (45.7% of the class)
  Comment: See Item 5 for beneficial ownership information of the Reporting Person. The percentage above is based on 56,568,999 Ordinary Shares of the Issuer that were outstanding as of December 31, 2024, based on information contained in the annual report on Form 20-F for the fiscal year ended December 31, 2024, filed by the Issuer on March 27, 2025.
- Mr. Li Haixiang (CIK 0002067600): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 25,846,597; sole dispositive power 0; shared dispositive power 25,846,597; aggregate amount beneficially owned 25,846,597 (45.7% of the class)
  Comment: See Item 5 for beneficial ownership information of the Reporting Person. The percentage above is based on 56,568,999 Ordinary Shares of the Issuer that were outstanding as of December 31, 2024, based on information contained in the annual report on Form 20-F for the fiscal year ended December 31, 2024, filed by the Issuer on March 27, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: ICECURE MEDICAL LTD.
Address of issuer's principal executive offices: 7 Ha Eshel Street, P.O. Box 3163, Caesarea, Israel (L3), 3079504

## Item 2. Identity and Background
Name of person filing:
This Schedule is being filed by the following (each, a "Reporting Person" and together the "Reporting Persons"):

(i) Epoch Partner Investments Limited, or Epoch; and
(ii) Mr. Li Haixiang.
Residence or business address:
The principal business and principal office address of the Reporting Persons is:

Epoch Partner Investments Limited
Suite 7013, 2 International Finance Centre, 70/F
8 Finance Street
Central, Hong Kong
Present principal occupation or employment: The sole director of Epoch, Mr. Li Haixiang, is a director of the Issuer.
Criminal convictions in the last five years: Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Epoch's place of organization is the British Virgin Islands. Mr. Li Haixiang is a citizen and resident of Hong Kong Special Administrative Region of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 25,846,597 Ordinary Shares beneficially owned by the Reporting Persons was approximately $39.97 million, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons hold all securities of the Issuer for investment purposes. In addition, the sole director of Epoch serves as a director of the Issuer. Accordingly, it may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Ordinary Shares reported owned by the Reporting Persons is based upon 56,568,999 Ordinary Shares outstanding as of December 31, 2024, as reported by the Issuer on March 27, 2025.

The Reporting Persons are deemed to beneficially own an aggregate of 25,846,597 Ordinary Shares, representing approximately 45.7% of the outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons hold shared voting and dispositive power over all of the Ordinary Shares that the Reporting Persons beneficially owned as of December 31, 2024.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Items 2, 3 and 5 of this Schedule 13D is incorporated by reference herein.

On February 7, 2015, the Issuer and certain purchasers, including Epoch, entered into a Securities Purchase Agreement, pursuant to which Epoch acquired 1,892,857 Ordinary Shares at $2.90 per share.

On January 26, 2021, the Issuer and certain purchasers, including Epoch, entered into a Securities Purchase Agreement, pursuant to which Epoch acquired 5,742,848 Ordinary Shares at $1.31 per share.

On December 21, 2022, the Issuer and certain purchasers, including Epoch entered into a Securities Purchase Agreement, in which Epoch acquired 4,242,424 Ordinary Shares at $1.65 per share.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement, dated May 14, 2025, between Li Haixiang and Epoch Partner Investments Limited.

## Signatures
- Epoch Partner Investments Limited: /s/ Li Haixiang, Li Haixiang/Authorized Signatory (05/14/2025)
- Mr. Li Haixiang: /s/ Li Haixiang, Li Haixiang (05/14/2025)